# FIRST QUARTER 2022 FINANCIAL RESULTS

## MAY 12, 2022

PGTI
INNOVATIONS

**INVENT. BUILD. DELIVER.**

# FORWARD LOOKING STATEMENTS

This presentation contains "forward-looking statements" within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: "assume," "believe," "could," "estimate," "expect," "guidance," "intend," "many," "positioned," "potential," "project," "think," "should," "target," "will," "would" and similar references to future periods. Examples of forward-looking statements include, among others, statements we make regarding our acquisition of Anlin; pricing actions benefitting margins; improvement of our operations and business integration; and our Sales and EBITDA guidance.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. Therefore, you should not rely on any of these forward-looking statements. Important factors that could cause our actual results and financial condition to differ materially from those indicated in the forward-looking statements include, among others, the following:

- the impact of the COVID-19 pandemic (the "COVID-19 pandemic" or "Pandemic") and related measures taken by governmental or regulatory authorities to combat the Pandemic, including the impact of the Pandemic and these measures on the economies and demand for our products in the states where we sell them, and on our customers, suppliers, labor force, business, operations and financial performance;
- unpredictable weather and macroeconomic factors that may negatively impact the repair and remodel and new construction markets and the construction industry generally, especially in the state of Florida and the western United States, where the substantial portion of our sales are currently generated, and in the U.S. generally;
- changes in raw material prices, especially for aluminum, glass and vinyl, including, price increases due to the implementation of tariffs and other trade-related restrictions, Pandemic-related supply chain interruptions, or interruptions from the conflict in Ukraine;
- our dependence on a limited number of suppliers for certain of our key materials;
- our dependence on our impact-resistant product lines, which increased with the acquisition of Eco Enterprises, LLC ("Eco"), and contemporary indoor/outdoor window and door systems, and on consumer preferences for those types and styles of products;
- the effects of increased expenses or unanticipated liabilities incurred as a result of, or due to activities related to, our recent acquisitions, including our acquisitions of Anlin Windows & Doors ("Anlin"), and Eco;
- our level of indebtedness, which increased in connection with our recent acquisitions, including our acquisitions of Anlin and Eco;
- increases in credit losses from obligations owed to us by our customers in the event of a downturn in the home repair and remodel or new home construction channels in our core markets and our inability to collect such obligations from such customers;
- the risks that the anticipated cost savings, synergies, revenue enhancement strategies and other benefits expected from our acquisitions of Anlin and Eco may not be fully realized or may take longer to realize than expected or that our actual integration costs may exceed our estimates;
- increases in transportation costs, including increases in fuel prices;
- our dependence on our limited number of geographically concentrated manufacturing facilities, which increased further due to our acquisition of Eco;
- sales fluctuations to and changes in our relationships with key customers;
- federal, state and local laws and regulations, including unfavorable changes in local building codes and environmental and energy code regulations;
- risks associated with our information technology systems, including cybersecurity-related risks, such as unauthorized intrusions into our systems by "hackers" and theft of data and information from our systems, and the risks that our information technology systems do not function as intended or experience temporary or long-term failures to perform as intended;
- product liability and warranty claims brought against us;
- in addition to our acquisitions of Anlin and Eco, our ability to successfully integrate businesses we may acquire in the future, or that any business we acquire may not perform as we expected when we acquired it; and
- the other risks and uncertainties discussed under "Risk Factors" in Part I, Item 1A of our Annual Report on Form 10-K for the year ended January 1, 2022, and our other filings with the Securities and Exchange Commission.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.



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# USE OF NON-GAAP FINANCIAL MEASURES

This presentation and the financial schedules include financial measures and terms not calculated in accordance with U.S. generally accepted accounting principles (GAAP). We believe that presentation of non-GAAP measures such as adjusted net income, adjusted net income per share, adjusted EBITDA, and run-rate adjusted EBITDA provides investors and analysts with an alternative method for assessing our operating results in a manner that enables investors and analysts to more thoroughly evaluate our current performance compared to past performance. We also believe these non-GAAP measures provide investors with a better baseline for assessing our future earnings potential. The non-GAAP measures included in this release are provided to give investors access to types of measures that we use in analyzing our results.

Adjusted net income consists of GAAP net income adjusted for the items included in the accompanying reconciliation. Adjusted net income per share consists of GAAP net income per share adjusted for the items included in the accompanying reconciliation. We believe these measures enable investors and analysts to more thoroughly evaluate our current performance as compared to the past performance and provide a better baseline for assessing the Company's future earnings potential. However, these measures do not provide a complete picture of our operations.

Adjusted EBITDA consists of net income, adjusted for the items included in the accompanying reconciliation. We believe that adjusted EBITDA provides useful information to investors and analysts about the Company's performance because they eliminate the effects of period-to-period changes in taxes, costs associated with capital investments and interest expense. Adjusted EBITDA does not give effect to the cash the Company must use to service its debt or pay its income taxes and thus does not reflect the actual funds generated from operations or available for capital investments. Run-rate adjusted EBITDA consists of adjusted EBITDA, as previously described, plus run-rate adjustments to reflect management's estimates of the inclusion of the adjusted EBITDA of acquisitions. See Note (10) on slide 18.

Our calculations of adjusted net income and adjusted net income per share, adjusted EBITDA and run-rate adjusted EBITDA are not necessarily comparable to calculations performed by other companies and reported as similarly titled measures. These non-GAAP measures should be considered in addition to results prepared in accordance with GAAP but should not be considered a substitute for or superior to GAAP measures. Schedules that reconcile adjusted net income, adjusted net income per share, adjusted EBITDA, and run-rate adjusted EBITDA to GAAP net income are included in the financial schedules accompanying this release.



# KEY MESSAGES

**1** Q1 2022 net sales increased 32% vs prior-year quarter to $359M; total organic growth of 17%; $32M from Anlin Windows & Doors acquisition

**2** Margin expansion in Q1 2022, aided by pricing actions and cost controls

**3** Careful management of supply chain, including aluminum and glass, has enabled product growth while supporting margins

**4** Generated strong cash flow, ending the quarter with a cash balance of $104M with net leverage within our target range

**5** Updating 2022 guidance


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# SALES TRENDS

## Sales Highlights

- Q1'22 organic sales up 14% YoY in Southeast Region

- Q1'22 organic sales up 39% YoY in Western Region

- Demand remains strong for Western Windows Systems and NewSouth Window Solutions



## NewSouth and Anlin Highlights

- NewSouth sales grew 17% YoY

- 13 retail stores, up from 7 from Feb 2020, were opened by the end of 2021.

- 4 more new stores expected to open in 2022, all outside Florida.

- Anlin added $32 million to consolidated net sales. Demand strong; synergies with Western on track with acquisition targets



## Looking Ahead

- Housing inventory remains tight in our key markets, expect continued sales growth in Q2 2022

- Total Backlog down slightly versus Q4 2021 at $347M; lead times have improved for most products





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# STRATEGIC FRAMEWORK FOR PROFITABLE GROWTH

## 01.

**Drive** brand recognition and loyalty through CUSTOMER-CENTRIC INNOVATION to expand our diversified family of premium brands



## 02.

**Invest** in our employees to attract and retain talented, DEDICATED LEADERS to drive our business and SUPPORT SUSTAINABILITY TRENDS reshaping the future of our world



## 03.

**Transform** our manufacturing operations to SCALE OUR BUSINESS to capture increasing long-term demand



## 04.

Strategically **allocate** FREE CASH FLOW primarily to support profitable growth in desirable markets and geographies





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# Q1 2022 RESULTS

*Recognized leader in premium windows and doors that can withstand some of the toughest weather conditions on earth and unify indoor/outdoor living spaces*

| | Q1 2022 | vs. Q1 2021 | |
|---|---|---|---|
| Net Sales | $358.7M | 32.3% | ↑ |
| Gross Profit | $134.6M | 43.2% | ↑ |
| Gross Margin | 37.5% | 280bps | ↑ |
| Adjusted EBITDA[1] | $59.1M | 39.9% | ↑ |
| Adj. EBITDA Margin[1] | 16.5% | 90bps | ↑ |
| Adj. Diluted EPS[1] | $0.42 | 56% | ↑ |

## Highlights

- Total revenue growth of 32%, including 17% organic growth

- Southeast up 14%, Western up 39%

- Pricing offsetting raw material inflation and aiding Gross Margins

- Good SG&A control

- Ending Backlog of $347M, up $39M from $308M at 4/3/21



INVENT. BUILD. DELIVER.     1. Refer to reconciliation to GAAP





# BALANCE SHEET AND LIQUIDITY UPDATE

## NET LEVERAGE

| | |
|---|---|
| Total Debt Outstanding[1] | $635.0M |
| Less: Cash[1] | $103.6M |
| Net Debt[1] | $531.4M |
| Run-Rate LTM Adj EBITDA[1] | $196.4M |
| Net Debt to run-rate Adj EBITDA[1] | 2.7x |

## LIQUIDITY PROFILE

| | |
|---|---|
| Cash | $103.6M |
| Unused Credit Capacity | $74.3M |
| Total Available Liquidity | $177.9M |
| Senior Notes (Oct 2029) | $575.0M |
| Term Loan (Oct 2024) | $60.0M |
| Total Debt Outstanding | $635.0M |

**Debt Maturity Schedule ($M)**
as of 4/2/2022

Senior Notes
$575
Term Loan
$60
2022
2023
2024
2029

## COMMENTARY

- Strong and flexible balance sheet provides significant optionality to scale
- Expense mitigation resulting in elevated free cash flow profile
- Net debt to adjusted EBITDA[1] ratio of 2.9x[1] before addition of run-rate adjustment

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1. Refer to reconciliation to GAAP on slide 16 for calculations of the ratios of net debt to run-rate adjusted EBITDA and net debt to adjusted EBITDA.

# STRONG BALANCE SHEET

## Adjusted EBITDA[1,3] and Leverage Ratio[2,3]

Chart showing Adjusted EBITDA (in $ millions) and Leverage Ratio:

| Year | Adjusted EBITDA | Leverage Ratio |
|------|-----------------|----------------|
| 2014 | $47 | 3.4x |
| 2015 | $69 | 2.1x |
| 2016 | $77 | 2.9x |
| 2017 | $86 | 2.2x |
| 2018 | $127 | 2.6x |
| 2019 | $128 | 2.2x |
| 2020 | $150 | 2.2x |
| 2021 | $184 | 2.9x |
| Q1 2022 TTM | $196 | 2.7x |

Legend: Adjusted EBITDA2 ● Leverage Ratio

**ACQUIRED** — Impact Resistant Windows & Doors (CGI) WE'VE STRONGER

**ACQUIRED** — WinDoor SUPERIOR POSSIBILITIES

**ACQUIRED** — Western window systems

**ACQUIRED** — NewSouth WINDOW Solutions

**ACQUIRED** — EC eco window systems

**ACQUIRED** — Anlin Windows · Doors

## HIGHLIGHTS

- Proven track record of deleveraging acquisitions

- Net debt to trailing 12-month adjusted EBITDA[1,3] within target range

- Strong Adj. EBITDA and cash flow growth reduce financial risk



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1.Refer to reconciliation to GAAP. 2. Leverage ratio defined as net debt divided by trailing-twelve-month adjusted EBITDA. 3. Refer to reconciliation to GAAP on slide 16 for 2021 and TTM Q1 2022, and on slide 19 for periods prior to 2021.

# LONG-TERM CAPITAL ALLOCATION PRIORITIES

## INTERNAL INVESTMENT

- Investment in continuous improvement expected to drive margin growth
- Strategic selling initiatives and marketing enhancements driving sales
- Capex target: 3-4% of sales

## DEBT REDUCTION

- Expect to maintain a strong balance sheet and conservative capital structure
- Long-term target Leverage Ratio of 2x – 3x

## STRATEGIC ACQUISITIONS

- Aligned with growth priorities and expected to grow shareholder value over the long-term
- Expansion into new regions, channels or products
- Addition of technologies, enhanced manufacturing or supply chain capabilities



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# MODELING ASSUMPTIONS AND 2022 GUIDANCE UNCHANGED

| 2022 Modeling Assumptions |
|---|
| **Depreciation and Amortization**<br>$14 – 15 M / quarter |
| **Interest Expense**<br>~$8M / quarter |
| **Non-cash Stock Compensation**<br>~$2M / quarter |
| **Capex as % of Net Sales**<br>3% – 4% |
| **Tax Rate**<br>~26% |

| Full-Year 2021 Results | 2022 Guidance as of 5/12/22 | 2022 Guidance vs. Full-Year 2021 |
|---|---|---|
| **Net Sales**<br>$1.16B | **Net Sales**<br>$1.35B-$1.45B | 16% – 25% |
| **Adjusted EBITDA[1]**<br>$169M | **Adjusted EBITDA**<br>$225M – $250M | 33% – 48% |



INVENT. BUILD. DELIVER.     1. Refer to reconciliation to GAAP

# WHY INVEST IN PGT INNOVATIONS

**01.** National leader in growing premium impact-resistant and indoor / outdoor window and door category

**02.** Well positioned with diversified product portfolio to capture profitable growth in new construction and R&R channels

**03.** Continued focus on operational efficiencies expected to drive additional margin expansion

**04.** Expect to continue investing in R&D and talent to remain an industry leader in innovation and product development

**05.** Sustainability has long been part of our company culture

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# Q&A

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# APPENDIX

Reconciliation to Pro Forma Net Debt Leverage Ratio, Adjusted Net Income, Adjusted Net Income per Share-diluted, and Adjusted EBITDA, and Run-Rate Adjusted EBITDA

# RECONCILIATION OF GAAP TO NON-GAAP MEASURES

### (UNAUDITED - IN THOUSANDS)

|  | At January 1, 2022 | At April 2, 2022 |
|---|---|---|
| 4.375% Senior Notes due 2029 | $ 575,000 | $ 575,000 |
| Term loan borrowings | 60,000 | 60,000 |
| Total debt at Janaury 1, 2022 and April 2, 2022 | $ 635,000 | $ 635,000 |

|  | At January 1, 2022 | At April 2, 2022 |
|---|---|---|
| Cash and cash equivalents at January 1, 2022 and April 2, 2022 | $ 96,146 | $ 103,631 |

|  | At January 1, 2022 | At April 2, 2022 |
|---|---|---|
| Debt outstanding at January 1, 2022 and April 2, 2022 | $ 635,000 | $ 635,000 |
| Less: Cash and cash equivalents at January 1, 2022 and April 2, 2022 | (96,146) | (103,631) |
| Net debt at January 1, 2022 and April 2, 2022 | $ 538,854 | $ 531,369 |



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# RECONCILIATION OF GAAP TO NON-GAAP MEASURES

(UNAUDITED - IN THOUSANDS, EXCEPT RATIO)

| | Less: Three Mos. Ended April 3, 2021 | Add: Twleve Mos. Ended January 1, 2022 | Add: Three Mos. Ended April 2, 2022 | Twleve Mos. Ended April 2, 2022 |
|---|---|---|---|---|
| Net income | $ (12,795) | $ 35,196 | $ 23,826 | $ 46,227 |
| Depreciation and amortization | (11,446) | 51,569 | 16,513 | 56,636 |
| Interest expense, net | (7,457) | 30,029 | 7,080 | 29,652 |
| Income tax expense | (3,944) | 9,759 | 7,805 | 13,620 |
| EBITDA | (35,642) | 126,553 | 55,224 | 146,135 |
| Idle asset charge (1) | — | — | 723 | 723 |
| Fair value adjustment to contingent consideration (2) | — | — | 961 | 961 |
| Acquisition-related costs (3) | (672) | 2,443 | — | 1,771 |
| Debt extinguishment costs (4) | — | 25,472 | — | 25,472 |
| Business wind-down costs (5) | (4,197) | 4,197 | — | — |
| CGI Commercial relocation costs (6) | — | 602 | — | 602 |
| Pandemic-related costs (7) | — | 1,041 | — | 1,041 |
| Product line rationalization costs (8) | — | 1,300 | — | 1,300 |
| Stock-based compensation expense | (1,750) | 7,819 | 2,205 | 8,274 |
| Adjusted EBITDA | (42,261) | 169,427 | 59,113 | 186,279 |
| | | | | |
| Add (Less): Pre-acquisition run-rate Adj. EBITDA relating to Eco and Anlin (9) | (4,230) | 14,335 | — | 10,105 |
| Run-rate adjusted EBITDA for the TTM periods ended January 1, 2022 and April 2, 2022 (10) | $ (46,491) | $ 183,762 | $ 59,113 | $ 196,384 |
| | | | | |
| Net debt at January 1, 2022 and April 2, 2022 | | $ 538,854 | | $ 531,369 |
| Adjusted EBITDA for the TTM periods ended January 1, 2022 and April 2, 2022 | | $ 169,427 | | $ 186,279 |
| Net debt leverage ratio at January 1, 2022 and April 2, 2022 based on adjusted EBITDA | | 3.2x | | 2.9x |
| | | | | |
| Net debt at Januarty 1, 2022 and April 2, 2022 | | $ 538,854 | | $ 531,369 |
| Run-rate adjusted EBITDA for the TTM periods ended January 1, 2022 and April 2, 2022 (10) | | $ 183,762 | | $ 196,384 |
| Net debt leverage ratio at January 1, 2022 and April 2, 2022 based on a run-rate adjusted EBITDA (11) | | 2.9x | | 2.7x |



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# RECONCILIATION OF GAAP TO NON-GAAP MEASURES

(UNAUDITED - IN THOUSANDS, EXCEPT PER SHARE AMOUNTS AND PERCENTAGES)
THREE MONTHS ENDED APRIL 2, 2022, AND APRIL 3, 2021

| | THREE MONTHS ENDED | |
|---|---|---|
| | 04/02/2022 | 04/03/2021 |
| **Reconciliation to Adjusted Net Income and Adjusted Net Income per share - diluted:** | | |
| Net income | $ 23,826 | $ 12,795 |
| Reconciling items: | | |
| Idle asset charge (1) | 723 | - |
| Fair value adjustment to contingent consideration (2) | 961 | - |
| Acquisition-related costs (3) | - | 672 |
| Business wind-down costs (5) | - | 4,197 |
| Tax effect of reconciling items | (432) | (1,205) |
| Adjusted net income | $ 25,078 | $ 16,459 |
| Weighted-average diluted shares | 60,219 | 59,894 |
| Adjusted net income per share - diluted | $0.42 | $0.27 |
| **Reconciliation to Adjusted EBITDA:** | | |
| Depreciation and amortization expense | $ 16,513 | $ 11,446 |
| Interest expense, net | 7,080 | 7,457 |
| Income tax expense | 7,805 | 3,944 |
| Reversal of tax effect of reconciling items for adjusted net income above | 432 | 1,205 |
| Stock-based compensation expense | 2,205 | 1,750 |
| Adjusted EBITDA | $ 59,113 | $ 42,261 |
| Adjusted EBITDA as percentage of net sales | 16.5% | 15.6% |



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# RECONCILIATION OF GAAP TO NON-GAAP MEASURES

(1) Represents write-off of a portion of an idle building relating to our glass plant, classified as selling, general and administrative expenses.

(2) Represents fair value adjustment to contingent consideration associated with our Anlin Acquisition as required under ASC 805, classified as selling, general and administrative expenses.

(3) In 2021, represents costs relating to our acquisitions of Eco and Anlin. Costs in the first three months of 2021 relate to the Eco Acquisition. All acquisition costs were classified as selling, general and administrative expenses.

(4) Represents debt extinguishment costs relating to the issuance of our $575 million of 4.375% senior notes due 2029 and contemporaneous prepayment of our $425 million of 6.750% senior notes due 2026, and the prepayment of our $54 million term loan A facility, which was due in 2022, and subsequent placement of our $60 million term loan A facility due 2024, both transactions relating to the financing of our Anlin Acquisition. Of the $25.5 million of debt extinguishment costs, $21.5 million represents a 5.063% call premium paid for prepaying the $425 million of 6.750% senior notes, and $4.0 million represents the net write-offs of deferred financing premiums, costs, fees and original issue discounts that existed at the time of these events, classified as debt extinguishment costs.

(5) Represents incremental costs related to the 2021 wind-down of our commercial business acquired in the New South acquisition. Such incremental costs were incurred in the first three months of 2021. Of the $4.2 million of these costs, $2.7 million were classified as cost of sales, and $1.5 million were classified as selling, general and administrative expenses. A portion of these costs may be recoverable through insurance.

(6) Represents costs related to the relocation of our CGI Commercial operations to a new location in the Miami area to be shared with our acquired Eco Enterprises entity. These costs were classified as cost of sales.

(7) Represents incremental costs incurred relating to the coronavirus pandemic and resurgence of its Delta and Omicron variants in 2021, including cleaning and sanitizing costs for the protection of the health of our employees and safety of our facilities, as well as costs of lost productivity from employee quarantines and testing, classified as selling, general and administrative expenses.

(8) Represents costs relating to product line rationalizations and transitions, classified within cost of sales.

(9) Adjusted EBITDA of Anlin and ECO represents, for the applicable periods, management's estimates of Adjusted EBITDA of the acquired business, based on its historical financial information at the time of acquisition, as adjusted to give effect to (a) the elimination of expenses related to the prior owners and certain other costs and expenses that are not indicative of the underlying business performance, if any, as if such business had been acquired on the first day of such period ("Acquisition EBITDA Adjustments"), and (b) contract and acquisition annualization for contracts entered into and acquisitions completed by such acquired business prior to our acquisition. Further adjustments are made to such Adjusted EBITDA to reflect estimated operating cost savings and synergies, if any, anticipated to be realized upon acquisition and integration of the business into our operations. We use Adjusted EBITDA for the acquired businesses to adjust our Adjusted EBITDA to include a proportional amount of the Adjusted EBITDA of the acquired businesses based upon the respective number of months of operation for such period prior to the date of our acquisition of each such business.

(10) Run-Rate Adjusted EBITDA represents Adjusted EBITDA for the applicable period as adjusted to give effect to management's estimates of Adjusted EBITDA of Anlin and of ECO. These adjustments reflect monthly allocations of Adjusted EBITDA for the acquired businesses based on straight line proration. As a result, these estimates do not take into account the seasonality of a particular acquired business. While we do not believe the seasonality of any-one acquired business is material when aggregated with other acquired businesses, the estimates may result in a higher or lower adjustment to our Run-Rate Adjusted EBITDA than would have resulted had we adjusted for the actual results of each of the acquired businesses for the period prior to our acquisition. We primarily use Run-Rate Adjusted EBITDA to show how PGT Innovations, Inc. would have performed if each of the interim acquisitions had been consummated at the start of the period. We also believe that Run-Rate Adjusted EBITDA is useful to investors and creditors to monitor and evaluate our borrowing capacity and compliance with certain of our debt covenants. Run-Rate Adjusted EBITDA as presented herein is calculated in accordance with the terms of our existing term loan credit agreement.

(11) Run-Rate net debt leverage ratio represents Net debt divided by Run-Rate Adjusted EBITDA.



# RECONCILIATION OF GAAP TO NON-GAAP MEASURES

### (IN MILLIONS EXCEPT LEVERAGE RATIOS)

| Net debt-to-Adjusted EBITDA ratio: | **2014** | **2015** | **2016** | **2017** | **2018** | **2019** | **2020** |
|---|---|---|---|---|---|---|---|
| Term loan | $199.5 | $197.5 | $264.0 | $224.0 | $64.0 | $64.0 | $54.0 |
| Senior notes | - | - | - | - | 315.0 | 315.0 | 365.0 |
| Less: Cash and cash equivalents | (42.5) | (61.5) | (39.2) | (34.0) | (52.7) | (97.2) | (100.3) |
| Net debt | 157.0 | 136.0 | 224.8 | 189.9 | 326.3 | 281.8 | 318.7 |
| Adjusted EBITDA (see below) | 47.5 | 69.2 | 77.5 | 86.0 | 126.9 | 127.9 | 150.0 |
| Leverage ratio | 3.4 | 2.1 | 2.9 | 2.2 | 2.6 | 2.2 | 2.2 |

| Reconciliation of net income to adjusted EBITDA (trailing twelve months): | **2014** | **2015** | **2016** | **2017** | **2018** | **2019** | **2020** |
|---|---|---|---|---|---|---|---|
| Net income | $16.4 | $23.6 | $23.7 | $39.8 | $53.9 | $43.7 | $45.1 |
| Depreciation and amortization | 6.0 | 10.4 | 15.7 | 19.5 | 24.5 | 34.7 | 42.8 |
| Interest expense, net | 6.0 | 11.7 | 20.1 | 20.3 | 26.5 | 26.4 | 27.7 |
| Income tax expense | 9.7 | 15.3 | 11.8 | 0.1 | 11.3 | 12.4 | 11.9 |
| EBITDA | 38.0 | 61.0 | 71.3 | 79.7 | 116.2 | 117.3 | 127.6 |
| Adjustments per earnings materials previously released (1) | 9.5 | 8.2 | 6.1 | 6.3 | 10.7 | 10.6 | 22.4 |
| Adjusted EBITDA | 47.5 | 69.2 | 77.5 | 86.0 | 126.9 | 127.9 | 150.0 |

(1) Represents the total of the adjustments consistent with previously published and publicly available earnings releases as issued by the Company relating to the period for which the total adjustments is presented.



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